UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2025.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File No. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Suzano S.A.

i

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2025	12/31/2024
ASSETS
CURRENT
Cash and cash equivalents	5	15,838,866	9,018,818
Marketable securities	6	7,734,686	12,971,547
Trade accounts receivable	7	6,129,481	9,132,860
Inventories	8	8,955,941	7,962,324
Recoverable taxes	9	962,181	929,001
Recoverable income taxes	9	525,979	180,618
Derivative financial instruments	4.5	1,363,240	1,006,427
Advances to suppliers	10	87,696	92,133
Other assets		977,159	889,232
Total current assets		42,575,229	42,182,960

NON-CURRENT
Marketable securities	6	317,098	391,964
Recoverable taxes	9	965,156	1,179,125
Deferred taxes	12	1,479,244	7,984,015
Derivative financial instruments	4.5	6,753,164	2,880,673
Advances to suppliers	10	2,682,250	2,503,537
Judicial deposits		576,227	487,993
Other assets		191,775	156,880

Biological assets	13	24,445,461	22,283,001
Investments	14	1,422,565	1,816,923
Property, plant and equipment	15	64,459,518	64,986,040
Right of use	19.1	5,341,832	5,180,691
Intangible	16	13,207,399	13,902,303
Total non-current assets		121,841,689	123,753,145
TOTAL ASSETS		164,416,918	165,936,105

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2025	12/31/2024
LIABILITIES
CURRENT
Trade accounts payable	17	5,428,821	6,033,285
Loans, financing and debentures	18	3,790,079	10,501,387
Lease liabilities	19	846,668	872,228
Derivative financial instruments	4.5	1,188,743	2,760,273
Taxes payable		184,302	245,353
Income taxes payable		239,249	118,362
Payroll and charges		1,062,163	1,232,971
Liabilities for assets acquisitions and subsidiaries	23	18,588	21,166
Dividends and interest on own capital payable		1,992	2,200,917
Advances from customers		168,785	145,200
Other liabilities		391,191	346,796
Total current liabilities		13,320,581	24,477,938

NON-CURRENT
Loans, financing and debentures	18	89,172,126	90,934,144
Lease liabilities	19	5,999,074	6,100,687
Derivative financial instruments	4.5	6,434,548	7,694,547
Liabilities for assets acquisitions and subsidiaries	23	78,213	99,324
Provision for judicial liabilities	20	2,818,263	2,926,750
Employee benefit plans	21	742,593	721,560
Deferred taxes	12		12,596
Share-based compensation plans	22	368,732	361,974
Provision for loss on investments in associates		5,188
Advances from customers		74,715	74,715
Other liabilities		144,460	116,295
Total non-current liabilities		105,837,912	109,042,592
TOTAL LIABILITIES		119,158,493	133,520,530

SHAREHOLDERS’ EQUITY	24
Share capital		19,235,546	19,235,546
Capital reserves		69,181	60,226
Treasury shares		(1,511,146)	(1,339,197)
Profit reserves		12,978,898	12,978,898
Other reserves		944,961	1,348,796
Retained earnings		13,400,962
Controlling shareholders'		45,118,402	32,284,269
Non-controlling interest		140,023	131,306
Total equity		45,258,425	32,415,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		164,416,918	165,936,105

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		Nine months YTD
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024
NET SALES	27	12,153,145	12,273,546	37,001,961	33,226,284
Cost of sales	29	(8,453,761)	(6,847,701)	(24,791,052)	(18,640,810)
GROSS PROFIT		3,699,384	5,425,845	12,210,909	14,585,474

OPERATING (EXPENSES) INCOME
Selling	29	(849,961)	(728,319)	(2,443,093)	(2,081,787)
General and administrative	29	(664,953)	(568,854)	(1,985,970)	(1,629,600)
Loss from associates and joint ventures	14	(79,268)	(11,328)	(268,350)	(14,842)
Other operating (expenses) income, net	29	(135,667)	(7,945)	(409,782)	416,026
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		1,969,535	4,109,399	7,103,714	11,275,271

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,823,415)	(1,567,007)	(5,069,939)	(3,850,300)
Financial income		462,095	420,938	1,284,207	1,302,043
Derivative financial instruments, net		1,079,117	782,452	7,431,622	(3,742,426)
Monetary and exchange variations, net		1,333,984	1,231,379	9,527,069	(6,955,278)
NET INCOME (LOSS) BEFORE TAXES		3,021,316	4,977,161	20,276,673	(1,970,690)

Income and social contribution taxes
Current	12	(161,908)	(570,435)	(472,442)	(1,040,639)
Deferred	12	(898,021)	(1,169,375)	(6,482,713)	2,703,195
NET INCOME (LOSS) FOR THE PERIOD		1,961,387	3,237,351	13,321,518	(308,134)

Attributable to
Controlling shareholders’		1,953,516	3,224,266	13,298,971	(330,540)
Non-controlling interest		7,871	13,085	22,547	22,406

Earnings (loss) per share
Basic	25.1	1.58063	2.57597	10.75126	(0.25958)
Diluted	25.2	1.57671	2.56937	10.72459	(0.25958)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		Nine months YTD
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Net income (loss) for the period	1,961,387	3,237,351	13,321,518	(308,134)
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	48,856	(144,407)	(148,284)	(141,758)
Tax effect on the fair value of investments	413	68	1,068	(833)
Items with no subsequent effect on income (loss)	49,269	(144,339)	(147,216)	(142,591)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	(33,755)	(33,607)	(139,559)	(11,335)
Realization of exchange variation on investments abroad			(15,636)
Items with subsequent effect on income (loss)	(33,755)	(33,607)	(155,195)	(11,335)
Total comprehensive income (loss)	1,976,901	3,059,405	13,019,107	(462,060)

Attributable to
Controlling shareholders’	1,969,030	3,046,320	12,996,560	(484,466)
Non-controlling interest	7,871	13,085	22,547	22,406
(1) Includes fair value measurement of Lenzing Aktiengesellschaft. In the quarter ended September 30, 2025, the fair value effect amounted to R$50,072. In the nine-month period ended September 30, 2025, the fair value effect amounted to R$(145,142).

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Other reserves	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2023		9,235,546	26,744	(1,484,014)	35,376,198	1,538,296		44,692,770	117,530	44,810,300
Net income (loss) for the period							(330,540)	(330,540)	22,406	(308,134)
Other comprehensive income						(153,926)		(153,926)		(153,926)
Stock options granted	22.2		69,212					69,212		69,212
Stock options exercised	22.2		(47,794)	47,794
Share repurchase	24.2			(2,806,764)				(2,806,764)		(2,806,764)
Unclaimed dividends forfeited	24.2			2,903,787	(2,903,787)
Transactions with non-controlling interests									(8,930)	(8,930)
Capital increase reserve		10,000,000			(10,000,000)
Realization of deemed cost, net of taxes						(61,883)	61,883
Balances at September 30, 2024		19,235,546	48,162	(1,339,197)	22,472,411	1,322,487	(268,657)	41,470,752	131,006	41,601,758

Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the period							13,298,971	13,298,971	22,547	13,321,518
Other comprehensive loss						(302,411)		(302,411)		(302,411)
Stock options granted	22.2		34,081					34,081		34,081
Stock options exercised	22.2		(25,126)	19,969				(5,157)		(5,157)
Share repurchase	24.2			(191,918)				(191,918)		(191,918)
Unclaimed dividends forfeited							567	567		567
Additional dividends									(9,800)	(9,800)
Transactions with non-controlling interests									(4,030)	(4,030)
Realization of deemed cost, net of taxes						(101,424)	101,424
Balances at September 30, 2025		19,235,546	69,181	(1,511,146)	12,978,898	944,961	13,400,962	45,118,402	140,023	45,258,425

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	09/30/2025	09/30/2024
OPERATING ACTIVITIES
Net income (loss) for the period	13,321,518	(308,134)
Adjustment to
Depreciation, depletion and amortization	7,948,316	6,159,860
Depreciation of right of use (Note 19.1)	277,901	254,186
Interest expense on lease liabilities (Note 19.2)	347,320	335,223
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (Note 29)	272,228	132,693
Loss from associates and joint ventures	268,350	14,842
Exchange rate and monetary variations, net (Note 26)	(9,527,069)	6,955,278
Interest expenses on financing, loans and debentures (Note 26)	4,399,815	3,943,303
Capitalized loan costs (Note 26)	(205,409)	(883,401)
Amortization of transaction costs, premium and discounts (Note 26)	75,916	57,716
Derivative (gains) loss, net (Note 26)	(7,431,622)	3,742,426
Premium expenses on early settlements (Note 26)	89,026
Accrual of interest on marketable securities	(769,940)	(959,196)
Fair value adjustment of biological assets (Note 13)	73,248	(539,003)
Deferred income tax and social contribution (Note 12.2)	6,482,713	(2,703,195)
Interest on actuarial liabilities and cost of current service (Note 21.2)	59,466	56,888
Provision (reversal) for judicial liabilities, net (Note 20.1)	(41,620)	94,152
Provision (reversal) for doubtful accounts, net (Note 7.3)	103,502	(875)
Provision for inventory losses, net (Note 8.1)	24,031	19,796
Provision for loss of ICMS credits, net (Note 9.1)	151,669	47,809
Other	65,633	17,260
Decrease (increase) in assets
Trade accounts receivable	1,876,639	232,660
Inventories	(730,937)	(1,037,125)
Recoverable taxes	(334,268)	(261,306)
Other assets	(128,619)	(16,100)
Increase (decrease) in liabilities
Trade accounts payable	101,422	1,083,029
Taxes payable	287,155	428,622
Payroll and charges	(164,546)	126,439
Other liabilities	(201,628)	(82,403)
Cash generated from operations	16,690,210	16,911,444
Payment of interest on financing, loans and debentures (Note 18.3)	(4,753,232)	(4,397,301)
Capitalized loan costs paid	205,409	883,401
Premium expenses on early settlements	(89,026)
Interest received on marketable securities	969,141	1,267,991
Payment of income taxes	(229,980)	(263,982)
Cash provided by operating activities	12,792,522	14,401,553
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025
(In thousands of R$, unless otherwise stated)

	09/30/2025	09/30/2024

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(3,424,570)	(7,176,256)
Additions to intangible (Note 16)	(59,574)	(142,765)
Additions to biological assets (Note 13)	(6,281,750)	(5,357,563)
Proceeds from sales of property, plant and equipment and biological assets	114,236	112,928
Capital increase in affiliates (Note 14.3)	(21,979)	(37,264)
Marketable securities, net	5,093,946	1,720,146
Advances for acquisition of wood from operations with development and partnerships	(224,669)	(281,441)
Dividends received	8,835
Asset acquisition		(2,143,821)
Acquisition of other investments	(9,392)	(1,440,503)
Net cash from acquisition of subsidiaries		19,113
Cash used in investing activities	(4,804,917)	(14,727,426)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	22,324,556	12,113,151
Proceeds (payments) from derivative transactions (Note 4.5.4)	370,789	(352,273)
Payment of loans, financing and debentures (Note 18.3)	(19,600,013)	(9,131,344)
Payment of leases (Note 19.2)	(1,059,908)	(946,205)
Payment of interest on own capital and dividends	(2,208,158)	(1,318,320)
Liabilities for assets acquisitions and subsidiaries	(20,668)	(58,467)
Shares repurchased (Note 24.2)	(191,918)	(2,806,764)
Cash used by financing activities	(385,320)	(2,500,222)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(782,237)	298,255

Increase (Decrease) in cash and cash equivalents, net	6,820,048	(2,527,840)
At the beginning of the period	9,018,818	8,345,871
At the end of the period	15,838,866	5,818,031
Increase (Decrease) in cash and cash equivalents, net	6,820,048	(2,527,840)
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 16 industrial units, 14 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and two units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina).
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
The Company also has six technology centers, four located in Brazil, one in China and one in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and four ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 73 terminals, distributed across Asia, Europe, the United States, Ecuador, and Argentina.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.28% of the common shares of its share capital.
These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on November 5, 2025.

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	09/30/2025	12/31/2024
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltda.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

			% equity interest
Entity/Type of investment	Main activity	Country	09/30/2025	12/31/2024
Equity
Allotrope Energy Ltd (Indirect) (2)	Research and development of battery technology based on carbon derived from lignin biomass	England	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect) (1)	Restoration, conservation and preservation of forests	Brazil	8.33%
Ensyn Corporation (Direct)	Biofuel research and development	United States of America	24.80%	24.80%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	14.20%	13.91%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.76%	18.77%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	4.90%	5.00%
(1) On September 24, 2025, Biomas Serviços Ambientais, Restauração e Carbono S.A. reduced its ownership interest in Muçununga Serviços Ambientais, Restauração e Carbono Ltda. from 100% to 50%, which remains an indirect investee of Suzano S.A.
(2) On September 30, 2025, pursuant to the Advance Subscription Agreement (ASA) entered into in December 2022, the investment made through Suzano Ventures in Allotrope Energy Ltd, held indirectly by Suzano S.A., was converted into Series Seed preferred shares, corresponding to 20% of the investee's share capital.
1.2 Major events in the nine-month period ended September 30, 2025
1.2.1 Acquisition of an interest in a global tissue business
On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of 51% equity interest (the “Transaction”) in a newly formed company in the Netherlands (“Target Company”).
The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries. In addition, certain regional brands will be transferred to the Target Company, and certain global brands will be licensed by K-C to the Target Company in the relevant regions on a royalty-free, long-term basis.
K-C will retain the remaining 49% ownership interest in the Target Company. The Transaction also includes a call option granted to Suzano to acquire K-C’s remaining 49% stake, exercisable from the third anniversary of the closing date or, under certain conditions, earlier.
The agreed purchase price for the 51% interest is US$1,734 billion (equivalent to R$9,222 billions), to be paid in cash in full at closing, is subject to customary adjustments applicable to transactions of this nature. The closing of the transaction is subject to the satisfaction of customary precedent conditions, including regulatory approvals and local corporate reorganizations, and is expected to occur by mid-2026.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

In accordance with CPC 15 (R1) / IFRS 3 – Business Combinations, the Company will assess, on the closing date, the appropriate accounting treatment of the transaction, based on its final scope and the nature of the assets and operations transferred to the Target Company.
As of the issuance date of these financial statements, the Transaction has not had any accounting impacts on the Company’s consolidated interim financial information.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL INFORMATION
The Company’s unaudited condensed consolidated interim financial information, for the three and nine-month period ended September 30, 2025, are prepared in compliance with the international accounting standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2024 (Note 3.2.34). For the nine-month period ended September 30, 2025, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2024.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiaries Futuragene and Suzano Packaging and associates Biomas, Ensyn, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2024, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, which was disclosed in the annual financial statements of December 31, 2024.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendments to IAS 21: Lack of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
i.the timeliness of obtaining foreign currency;
ii.the practical ability (and not the intention) to obtain foreign currency; It is
iii.the available markets or exchange mechanisms that create enforceable rights and obligations.
The Company assessed the content of this pronouncement and did not identify any impacts.

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the nine-month period ended September 30, 2025, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	09/30/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents	5	15,838,866	9,018,818
Trade accounts receivable	7	6,129,481	9,132,860
Other assets (1)		637,949	628,275
		22,606,296	18,779,953
Fair value through other comprehensive income
Investments	14.1	962,341	1,138,066
		962,341	1,138,066
Fair value through profit or loss
Derivative financial instruments	4.5.1	8,116,404	3,887,100
Marketable securities	6	8,051,784	13,363,511
		16,168,188	17,250,611
		39,736,825	37,168,630
Liabilities
Amortized cost
Trade accounts payable	17	5,428,821	6,033,285
Loans, financing and debentures	18.1	92,962,205	101,435,531
Lease liabilities	19.2	6,845,742	6,972,915
Liabilities for assets acquisitions and subsidiaries	23	96,801	120,490
Dividends and interests on own capital payable		1,992	2,200,917
Other liabilities (1)		90,670	143,330
		105,426,231	116,906,468
Fair value through profit or loss
Derivative financial instruments	4.6	7,623,291	10,454,820
		7,623,291	10,454,820
		113,049,522	127,361,288
		73,312,697	90,192,658
(1)Includes only items classified as financial instruments.

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	09/30/2025	12/31/2024
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	42,756,587	48,734,909
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	19,409,883	22,740,891
Assets Financing	SOFR	300,405	422,115
IFC - International Finance Corporation	SOFR	5,437,090	6,261,715
ECA - Export Credit Agency	SOFR	1,975,509	864,202
Panda Bonds - CNY	Fixed	908,265	951,125
In local currency
BNDES – TJLP	DI 1	113,687	171,109
BNDES – TLP	DI 1	3,841,771	3,275,012
BNDES – TR	DI 1	45,234	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	582,277	645,139
BNDES – UMBNDES	DI 2	249,135	106,966
Assets Financing	DI 1	53,062	60,566
Debentures	DI 1/IPCA	11,072,428	12,002,992
NCE (“Export Credit Notes”)	DI 1	106,315	108,308
NCR (“Rural Credit Notes”)	DI 1	5,294,223	2,424,457
CPR ("Rural Product Note")	DI 1	1,404,472
ECO INVEST – Agroindustrial Credit	DI 1	346,764
		93,897,107	98,802,972
The book values of loans and financing are disclosed in Note 18.1.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the nine-month period ended September 30, 2025, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						09/30/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,428,821	5,428,821	5,428,821
Loans, financing and debentures	92,962,205	134,723,594	7,630,901	15,055,057	44,536,979	67,500,657
Lease liabilities	6,845,742	12,839,183	2,327,478	1,201,940	3,104,433	6,205,332
Liabilities for asset acquisitions and subsidiaries	96,801	112,326	19,239	18,359	74,728
Derivative financial instruments	7,623,291	12,250,436	1,086,093	809,876	2,883,123	7,471,344
Dividends and interests on own capital payable	1,992	1,992	1,992
Other liabilities	90,670	90,670	45,995	44,675
	113,049,522	165,447,022	16,540,519	17,129,907	50,599,263	81,177,333

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147
4.3 Credit risk management
In the nine-month period ended September 30, 2025, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2024 (Note 4).
4.4 Market risk management
In the nine-month period ended September 30, 2025, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).
4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2024 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	09/30/2025	12/31/2024
Assets
Cash and cash equivalents	14,607,009	6,496,039
Marketable securities	807,263	70,255
Trade accounts receivable	4,497,967	7,090,160
Derivative financial instruments	4,987,686	3,887,100
	24,899,925	17,543,554
Liabilities
Trade accounts payable	(1,067,725)	(1,350,763)
Loans and financing	(69,042,086)	(83,004,915)
Liabilities for asset acquisitions and subsidiaries	(68,670)	(93,308)
Derivative financial instruments	(3,857,874)	(10,448,379)
	(74,036,355)	(94,897,365)
	(49,136,430)	(77,353,811)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$5.3186).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the variation of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.
The following table set forth the potential impacts at their absolute amounts:

	09/30/2025
		Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	14,607,009	3,651,752	7,303,505
Marketable securities	807,263	201,816	403,632
Trade accounts receivable	4,497,967	1,124,492	2,248,984
Trade accounts payable	(1,067,725)	(266,931)	(533,863)
Loans and financing	(69,042,086)	(17,260,522)	(34,521,043)
Liabilities for asset acquisitions and subsidiaries	(68,670)	(17,168)	(34,335)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the variation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on September 30, 2025.
The following table set out the possible impacts assuming these scenarios:

	09/30/2025
		Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	1,075,688	(5,104,632)	(12,077,754)
Derivative swaps	(710,040)	(3,218,272)	(6,517,850)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	28,442	(116,280)	(232,553)
Embedded derivatives	99,383	(174,998)	(349,995)
Commodity Derivatives	(352)	(187)	(296)

Dollar/CNY
Derivative financial instruments
NDF parity derivatives	(7)	(2)	(4)
4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a variation of 25% and 50% in market interest rates.

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	09/30/2025
		Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	1,121,685	41,783	83,566
Marketable securities	5,374,880	200,214	400,428
Loans and financing	8,982,744	334,607	669,214
TJLP
Loans and financing	122,763	2,750	5,500
SOFR
Loans and financing	25,368,450	268,906	537,811
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a variation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	09/30/2025
		Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,075,688	(505,856)	(951,432)
Derivative swaps	(710,040)	(644,348)	(1,182,728)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(710,040)	(119,894)	(233,105)
4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on September 30, 2025. The probable scenario was extrapolated considering a appreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	09/30/2025
		Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	99,383	(24,312)	(51,222)

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	5,962,800	6,852,200	1,075,688	(4,328,970)
NDF (R$ x US$)	90,000	581,000	28,442	(331,876)
NDF (CNY x US$)	1,500		(7)

Debt hedges
Swap SOFR x Fixed (US$)	2,015,371	1,973,705	132,462	394,129
Swap IPCA x CDI (notional in Brazilian Reais)	10,137,136	8,128,395	(788,468)	(825,899)
Swap CNY x Fixed (US$)	165,815	165,815	(2,687)	(6,440)
Swap CDI x Fixed (US$)	1,607,213	909,612	(25,130)	(776,261)
Pre-fixed Swap to CDI (notional in Brazilian Reais)	2,400,000		26,605
Swap CDI x SOFR (US$)	660,171	610,171	(52,823)	(590,764)
Swap SOFR x SOFR (US$)		150,961		(37,850)

Commodity Hedge
Swap US$ e US-CPI (1)	153,273	138,439	99,383	(80,759)
Zero Cost Collar (Brent)	252,089	163,941	1,285	6,097
Swap VLSFO/Brent	5,888	39,706	(1,637)	10,873
			493,113	(6,567,720)

Current assets			1,363,240	1,006,427
Non-current assets			6,753,164	2,880,673
Current liabilities			(1,188,743)	(2,760,273)
Non-current liabilities			(6,434,548)	(7,694,547)
			493,113	(6,567,720)
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The variation in the fair values of derivatives on September 30, 2025 compared to the fair values measured on December 31, 2024 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on September 30, 2025 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.5.2 Fair Value Maturity Schedule (net amounts)

	09/30/2025	12/31/2024
2025	176,214	(1,753,846)
2026	448,898	(1,699,768)
2027	741,124	(36,905)
2028 onwards	(873,123)	(3,077,201)
	493,113	(6,567,720)
4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Debt hedges
Assets
Swap CDI to Fixed	R$	8,579,548	4,748,394	2,213,625	1,482,759
Swap SOFR to Fixed	US$	2,015,371	1,973,705	291,321	424,824
Swap IPCA to CDI	R$	10,657,886	8,382,699	1,382,291	927,586
Pre-fixed Swap to CDI	R$	2,400,000		1,518,808
Swap CDI to SOFR	R$	3,399,600	3,117,625	981,679	754,173
Swap CNY to Fixed	CNY	1,200,000	1,200,000	28,453
Swap SOFR to SOFR	US$		150,961		4,949
				6,416,177	3,594,291
Liabilities
Swap CDI to Fixed	US$	1,607,213	909,612	(2,238,755)	(2,259,020)
Swap SOFR to Fixed	US$	2,015,371	1,973,705	(158,858)	(30,695)
Swap IPCA to CDI	R$	10,137,136	8,128,395	(2,170,759)	(1,753,485)
Pre-fixed Swap to CDI	R$	2,400,000		(1,492,203)
Swap CDI to SOFR	US$	660,171	610,171	(1,034,502)	(1,344,937)
Swap CNY to Fixed	US$	165,815	165,815	(31,140)	(6,440)
Swap SOFR to SOFR	US$		150,961		(42,799)
				(7,126,217)	(5,437,376)
				(710,040)	(1,843,085)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	5,962,800	6,852,200	1,075,688	(4,328,970)
NDF (R$ x US$)	US$	90,000	581,000	28,442	(331,876)
NDF (CNY x US$)	US$	1,500		(7)
				1,104,123	(4,660,846)
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	153,273	138,439	99,383	(80,759)
Zero Cost Collar (Brent)	US$	252,089	163,941	1,285	6,097
Swap VLSFO/Brent	US$	5,888	39,706	(1,638)	10,873
				99,030	(63,789)
				493,113	(6,567,720)
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	09/30/2025	12/31/2024
Cash flow hedge
Zero Cost Collar (R$ x US$)	6,513	645,759
NDF (R$ x US$)	(15,388)	(68,695)
NDF (€ x US$)	(26)	73,781
	(8,901)	650,845

Commodity Hedge	6,303	89,327
Swap VLSFO/other	6,303	89,327

Debt hedges
Swap CDI to Fixed (US$)	265,568	(1,635,058)
Swap IPCA to CDI (Brazilian Reais)	(200,007)	(59,243)
Swap Pre-Fixed to US$		(221,462)
Swap SOFR to SOFR (US$)	1,504	2,199
Swap CDI to SOFR (US$)	120,515	19,074
Swap SOFR to Fixed (US$)	185,807	603,737
	373,387	(1,290,753)
	370,789	(550,581)

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
For the nine-month period ended September 30, 2025, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

				09/30/2025
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		8,116,404		8,116,404
Marketable securities	1,255,594	6,796,190		8,051,784
	1,255,594	14,912,594		16,168,188
At fair value through other comprehensive income
Other investments (note 14.1)	928,747		33,594	962,341
	928,747		33,594	962,341

Biological assets			24,445,461	24,445,461
			24,445,461	24,445,461
Total assets	2,184,341	14,912,594	24,479,055	41,575,990

Liabilities
At fair value through profit or loss
Derivative financial instruments		7,623,291		7,623,291
		7,623,291		7,623,291
		7,623,291		7,623,291

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611

At fair value through other comprehensive income
Other investments - (note 14.1)			38,196	1,138,066
	1,099,870		38,196	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	2,303,646	16,046,835	22,321,197	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
Total liabilities		10,454,820		10,454,820

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the nine-month period ended September 30, 2025, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
In the annual financial statements for the year ended December 31, 2024, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the nine-month period ended September 30, 2025.

4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		09/30/2025	12/31/2024
Cash and banks (1)	4.43%		12,304,105	6,596,510

Cash equivalents
Local currency
Fixed-term deposits (compromised)	101.80	% of CDI	1,121,685	2,422,308

Foreign currency
Fixed-term deposits (2)	4.99%		2,413,076
			15,838,866	9,018,818
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

6 MARKETABLE SECURITIES

	Average yield p.a. %	09/30/2025	12/31/2024
In local currency
Private funds	99.50% of CDI	430,023	552,635
Private Securities ("CDBs")	101.80% of CDI	4,603,030	11,144,881
Public Securities (1)	IPCA + 6.10%	1,255,594	1,203,776
CDBs - Escrow Account (2)	102.30% of CDI	317,098	391,964
Public Securities - Instituto de Crédito Oficial (ICO)	12.64%	614,047
Other	99.94% of CDI	24,729
		7,244,521	13,293,256
Foreign currency
Time deposits (3)	4.97%	802,906
Other		4,357	70,255
		807,263	70,255
		8,051,784	13,363,511

Current		7,734,686	12,971,547
Non-Current		317,098	391,964
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B).
(2)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(3)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	09/30/2025	12/31/2024
Domestic customers
Third parties	1,655,553	1,989,455
Related parties (Note 11.1) (1)	97,477	83,343

Foreign customers
Third parties	4,497,967	7,090,160
Related parties (Note 11.1)		202

(-) Expected credit losses	(121,516)	(30,300)
	6,129,481	9,132,860
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of September 30, 2025, was R$6,132,451 (R$6,821,539 as of December 31, 2024).
7.2 Breakdown of trade accounts receivable by maturity

	09/30/2025	12/31/2024
Current	5,376,849	8,216,570
Overdue
Up to 30 days	434,549	682,142
From 31 to 60 days	89,738	134,674
From 61 to 90 days	61,194	38,187
From 91 to 120 days	45,916	17,701
From 121 to 180 days	25,966	12,402
From 181 days	95,269	31,184
	6,129,481	9,132,860
7.3 Roll-forward of expected credit losses

	09/30/2025	12/31/2024
Opening balance	(30,300)	(31,962)
(Provisions)/Reversals, net	(103,502)	(2,585)
Write-offs	8,145	5,790
Exchange rate variations	4,141	(1,543)
Closing balance	(121,516)	(30,300)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
On September 30, 2025, the Company has 1 (one) customer responsible for 11.06% of the net sales of pulp operating segment and 1 (one) customer responsible for 10.70% of the net sales of the paper operating segment. On December 31, 2024 the Company did not have any customer responsible for more than 10.00% of the net sales of pulp operating segment or paper operating segment.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

8 INVENTORIES

	09/30/2025	12/31/2024
Finished goods
Pulp
Domestic	802,892	801,623
Foreign	2,049,974	1,510,985
Paper
Domestic	707,612	561,409
Foreign	478,441	362,027
Work in process	147,446	135,380
Raw materials
Wood	2,297,789	2,287,406
Operating supplies and packaging	1,100,597	1,098,894
Spare parts and other	1,475,399	1,302,534

(-) Expected losses	(104,209)	(97,934)
	8,955,941	7,962,324
8.1 Roll-forward of expected losses

	09/30/2025	12/31/2024
Opening balance	(97,934)	(95,053)
Additions	(30,683)	(83,705)
Reversals	6,652	6,352
Write-offs	17,756	74,472
Closing balance	(104,209)	(97,934)
On September 30, 2025 and 2024, there were no inventory items pledged as collateral.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

9 RECOVERABLE TAXES

	09/30/2025	12/31/2024
IRPJ/CSLL – prepayments and withheld taxes	572,825	227,464
PIS/COFINS – on acquisitions of property, plant and equipment (1)	76,007	187,126
PIS/COFINS – operations	707,848	789,667
PIS/COFINS – exclusions from ICMS (2)	343,981	405,407
ICMS – on acquisitions of property, plant and equipment (3)	469,771	471,825
ICMS – operations (4)	1,807,873	1,654,162
Reintegra program (5)	75,234	70,610
Other taxes and contributions	133,407	64,444
Provision for loss on ICMS credits (6)	(1,733,630)	(1,581,961)
	2,453,316	2,288,744

Current	1,488,160	1,109,619
Non-current	965,156	1,179,125
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Provision for loss on ICMS credits

		ICMS
	09/30/2025	12/31/2024
Opening balance	(1,581,961)	(1,452,435)
Addition	(302,420)	(316,741)
Reversal (1)	150,751	186,014
Write-off		1,201
Closing balance	(1,733,630)	(1,581,961)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

10 ADVANCES TO SUPPLIERS

	09/30/2025	12/31/2024
Forestry development program	2,682,250	2,503,537
Advance to suppliers - others	87,696	92,133
	2,769,946	2,595,670

Current	87,696	92,133
Non-current	2,682,250	2,503,537
In the annual financial statements for the year ended December 31, 2024, the characteristics of the advances were disclosed, which did not change during the nine-month period ended September 30, 2025.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out in accordance with the corporate governance practices adopted by the Company, as well as those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the nine-month period ended September 30, 2025, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

11.1 Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Transactions with majority shareholders
Suzano Holding S.A.	7	4		(630,387)	(336)	43
Controller				(336,205)
Management and related persons				(55,627)
Alden Fundo de Investimento em Ações				(52,764)
	7	4		(1,074,983)	(336)	43

Transactions with companies of the Suzano Group and other related parties
Management	119	61			375	417
Bexma Participações Ltda.	3				11	5
Naman Capital Ltda.					5	6
Civelec Participações Ltda.	2,895	3,860
Fundação Arymax	4				8	3
Ibema Companhia Brasileira de Papel (1)	97,477	83,343	(4,472)	(1,413)	146,503	163,480
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	21			(3,730)	(4,122)
IPLF Holding S.A.		1			4	5
Mabex Representações e Participações Ltda.			(16)	(23)	(1,022)	(892)
Nemonorte Imóveis e Participações Ltda.			(15)		(134)	(134)
Woodspin Oy		203			625	621
	100,499	87,489	(4,503)	(1,436)	142,645	159,389
	100,506	87,493	(4,503)	(1,076,419)	142,309	159,432

Assets
Trade accounts receivable (Note 7)	97,477	83,545
Other assets	3,029	3,948
Liabilities
Trade accounts payable (Note 17)			(4,503)	(1,457)
Interest on own capital payable				(1,074,962)
	100,506	87,493	(4,503)	(1,076,419)

(1)Refers mainly to the sale of pulp.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	09/30/2025	09/30/2024
Short-term benefits
Salary or compensation	32,767	36,356
Direct and indirect benefits	836	1,533
Bonus	20,149	11,012
	53,752	48,901
Long-term benefits
Share-based compensation plan	78,087	50,599
	78,087	50,599
	131,839	99,500
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.1.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accrual basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2025. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2025. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.
12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	09/30/2025	12/31/2024
Tax loss carried forward	957,193	796,831
Negative tax basis of social contribution carried forward	366,676	307,143

Assets - temporary differences
Provision for judicial liabilities	269,675	324,873
Operating provisions	548,502	515,779
Provisions for other losses	604,274	547,242
Employee benefit plans	252,482	245,331
Exchange rate variations	3,292,458	7,385,034
Derivatives losses (“MtM”)(1)		2,230,835
Amortization of fair value adjustments arising from business combinations	621,887	625,745
Unrealized profit on inventories	193,958	539,157
Leases (1)	509,775	606,944
	7,616,880	14,124,914

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,806,061	1,589,887
Property, plant and equipment - deemed cost	1,001,100	1,066,883
Depreciation for tax-incentive reason (2)	684,771	733,640
Capitalized loan costs	942,023	947,482
Fair value of biological assets	1,005,141	1,317,095
Deferred taxes, net of fair value adjustments	320,477	342,141
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	121,518	137,928
Derivatives gains (“MtM”) (1)	166,879
Provision of deferred taxes on results of subsidiaries abroad	76,753
Other temporary differences	12,913	18,439
	6,137,636	6,153,495

Non-current assets	1,479,244	7,984,015
Non-current liabilities		12,596
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$2,731,725 and asset temporary difference of R$2,564,845 (passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 as of December 31, 2024). For the lease line, the passive temporary difference was R$1,771,769 and asset temporary difference was R$2,281,544 (passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 as of December 31, 2024).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	09/30/2025	12/31/2024
Tax loss carried forward	3,828,772	3,187,324
Negative tax basis of social contribution carried forward	4,074,178	3,412,700
12.1.3 Roll-forward of deferred tax assets

	09/30/2025	12/31/2024
Opening balance	7,971,419	533,836
Tax loss carried forward	160,362	(413,137)
Negative tax basis of social contribution carried forward	59,533	(149,887)
Provision for judicial liabilities	(55,198)	715
Operating provisions and other losses	96,906	93,545
Exchange rate variation	(4,092,576)	5,000,881
Derivative (gains) losses (“MtM”)	(2,397,714)	2,908,925
Amortization of fair value adjustments arising from business combinations	17,806	193
Unrealized profit on inventories	(345,199)	387,579
Leases	(97,169)	250,834
Goodwill - tax benefit on unamortized goodwill	(216,174)	(288,233)
Property, plant and equipment - deemed cost	65,783	70,600
Depreciation accelerated for tax-incentive reason	48,869	66,217
Capitalized loan costs	5,459	(307,419)
Fair value of biological assets	311,954	(201,663)
Deferred taxes on the results of subsidiaries abroad	(76,753)
Credits on exclusion of ICMS from the PIS/COFINS tax base	16,410	12,763
Other temporary differences	5,526	5,670
Closing balance	1,479,244	7,971,419

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	09/30/2025	09/30/2024
Net income (loss) before taxes	20,276,673	(1,970,690)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(6,894,069)	670,035

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	(330,497)	790,091
Equity method	(41,185)	(5,046)
Credit related to Reintegra Program	8,645	8,203
Director bonuses	(26,950)	(9,347)
Tax incentives (Note 12.3)	263,762	287,409
Other (additions)/exclusions permanent	65,139	(78,789)
	(6,955,155)	1,662,556
Income tax
Current	(368,239)	(742,824)
Deferred	(4,753,737)	1,996,752
	(5,121,976)	1,253,928
Social Contribution
Current	(104,203)	(297,815)
Deferred	(1,728,976)	706,443
	(1,833,179)	408,628
Income and social contribution benefits (expenses) on the period	(6,955,155)	1,662,556
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
Since 2024, the Company has been subject to these new rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation.
As of 2025, the Company is subject to the Additional Social Contribution on Net Income (CSLL), which is the Brazilian legislation's response to the GloBE rules and affects business groups with an IRPJ and CSLL tax burden of less than 15% in Brazil.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), no impact on the financial statements is anticipated in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	09/30/2025	12/31/2024
Opening balance	22,283,001	18,278,582
Additions	6,281,750	7,180,450
Additions of merged companies		366,785
Depletions	(3,936,128)	(4,831,916)
Transfers	15,233	102,790
Gain (loss) on fair value adjustments	(73,248)	1,431,530
Disposals	(23,383)	(130,922)
Write-offs	(101,764)	(114,298)
Closing balance	24,445,461	22,283,001
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2024.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on September 30, 2025 and December 31, 2024.

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

14 INVESTMENTS
14.1 Investments breakdown

	09/30/2025	12/31/2024

Investments in associates and joint ventures	265,190	453,371
Goodwill	189,846	225,486
Other investments evaluated at fair value through other comprehensive income	962,341	1,138,066
	1,417,377	1,816,923

Investments	1,422,565	1,816,923
Provision for loss on investments in subsidiaries	(5,188)
	1,417,377	1,816,923

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			09/30/2025	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Associate
Foreign
Ensyn Corporation	(20,917)	(76,085)	24.80%	(5,187)	2	(20,213)	(2,289)
Spinnova Plc. (1)	279,740	(217,242)	18.76%	52,479	95,254	(40,714)	(19,576)
Simplifyber, Inc.	54,672	(10,115)	13.91%	7,605	30,060	(1,407)
Allotrope Energy Ltd			20.00%	537
				55,434	125,316	(62,334)	(21,865)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	34,828	(29,371)	16.66%	5,802	2,923	(4,618)	(3,431)
Ibema Companhia Brasileira de Papel	397,748	26,873	49.90%	198,476	193,901	13,410	27,904
Foreign
F&E Technologies LLC	10,956		50.00%	5,478	6,378
Woodspin Oy (2) (3)	234,894	(26,427)	50.00%		124,853	(122,495)	(17,450)
				209,756	328,055	(113,703)	7,023

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	3,461	4,026
Celluforce Inc.			8.28%	24,681	27,823
Nfinite Nanotechnology Inc.			4.90%	5,452	6,347
Lenzing Aktiengesellschaft			15.00%	928,747	1,099,870
				962,341	1,138,066

Goodwill (2)				189,846	225,486	(63,634)
				189,846	225,486	(63,634)

				1,417,377	1,816,923	(239,671)	(14,842)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.61 on September 30, 2025 and EUR0.95 in December 31, 2024.
(2)In June 2025, the Company and Spinnova Plc entered into a non-binding term sheet with the objective of terminating the corporate partnership in the joint venture Woodspin Oy. This will result in the Company disposing of its entire interest in both Woodspin Oy and Suzano Finland Oy to Spinnova Plc, for the amount of one euro each. As a result of this transaction, which is still subject to definitive formalization, the following accounting effects were recognized: (i) R$(117,848) related to the impairment of the investment and R$(15,636) related to the realization of other comprehensive income from the joint venture Woodspin Oy and (ii) R$(63,634) related to the write-off of goodwill from the associate Spinnova Plc. These impacts were recognized in the income (loss) from associates and joint ventures line item
(3)In August 2025, as part of the ongoing process of divesting its investment in Spinnova Plc, the Company entered into a Share Purchase Agreement (“SPA”) and recognized an accounting effect in the amount of R$(28,679), related to the obligation to make an additional capital contribution, as stipulated in the closing conditions of the transaction..

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.28	7.46		20.69
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balances at December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions	697	558	415,147	7,490,762	28,904	7,936,068
Acquisition of subsidiaries	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	17	463,423	2,943,256	14,794	3,424,570
Write-offs	(64,222)	(52,614)	(107,658)		(95,082)	(319,576)
Depreciation		(322,289)	(3,094,921)		(217,829)	(3,635,039)
Transfers and other	4,170	511,808	1,388,764	(2,028,511)	127,292	3,523
Accumulated cost	16,718,376	14,212,469	64,436,865	4,425,280	1,806,439	101,599,429
Accumulated depreciation		(4,552,954)	(31,506,759)		(1,080,198)	(37,139,911)
Balances at September 30, 2025	16,718,376	9,659,515	32,930,106	4,425,280	726,241	64,459,518
(1)Includes vehicles, furniture and utensils and computer equipment.

On September 30, 2025, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On September 30, 2025, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	9/30/2025	12/31/2024
Land	Financial/Legal	24,427	24,427
Buildings	Financial	1,722,119	1,755,082
Machinery, equipment and facilities	Financial	19,450,456	20,442,189
Work in progress	Financial	500,305	427,998
Other	Financial	51,538	43,487
		21,748,845	22,693,183
15.2 Capitalized expenses
For the nine-month period ended September 30, 2025, the Company capitalized loan costs in the amount of R$205,409 (R$959,967 as of December 31, 2024). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 13.14% p.a. (11.17% p.a. as of December 31, 2024).

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

15.3 Asset Retirement Obligation (ARO)
On September 30, 2025, the Company has provisioned the amount of R$68,597 (R$65,327 as of December 31, 2024) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.
16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	09/30/2025	12/31/2024
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil	170,859	170,859
Other (1)	5,097	5,097
	8,192,339	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the nine-month period ended September 30, 2025, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.
16.2 Intangible assets with limited useful lives

		09/30/2025	12/31/2024
Opening balance		5,709,964	6,557,009
Additions		59,574	161,779
Amortization		(754,478)	(1,008,824)
Closing balance		5,015,060	5,709,964
Represented by	Average annual rate %
Non-competition agreements	5.00	4,275	4,508
Port concessions	3.94	629,206	632,253
Supplier agreements	12.66	14,814	25,925
Port service contracts	4.23	498,436	520,459
Cultivars	14.28	5,097	20,391
Trademarks and patents	8.35	158,719	170,306
Customer portfolio	9.09	3,489,164	4,104,900
Software	20.80	201,680	201,476
Other	10.00	13,669	29,746
		5,015,060	5,709,964

Cost		12,598,915	12,540,497
Amortization		(7,583,855)	(6,830,533)
Closing balance		5,015,060	5,709,964

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

17 TRADE ACCOUNTS PAYABLE

	09/30/2025	12/31/2024
In local currency
Third party (1)	4,356,593	4,681,065
Related party (Note 11.1) (2)	4,503	1,457
In foreign currency
Third party	1,067,725	1,350,763
	5,428,821	6,033,285
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on September 30, 2025 was R$463,343 (R$555,063 at December 31, 2024).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
17.1 Long-term commitments - Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company will receive specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, a payment of R$878,049 was made related to the exchange agreement. The remaining amounts payable total R$1,962,554, with R$819,970 due in 2026 and R$1,142,584 due in 2028, in accordance with the contractual schedule.

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
In foreign currency
Bonds	USD	Fixed	5.0%	1,791,638	3,229,641	41,076,515	49,166,804	42,868,153	52,396,445
Panda Bonds	CNY	Fixed	2.8%	21,805	4,224	895,871	1,016,331	917,676	1,020,555
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.1%	834,064	6,236,806	17,378,400	16,283,736	18,212,464	22,520,542
Assets financing	USD	SOFR	3.0%	102,469	137,300	198,566	298,252	301,035	435,552
ECA - Export Credit Agency	USD	SOFR	5.6%	17,862	7,297	1,718,297	769,702	1,736,159	776,999
IFC - International Finance Corporation (1)	USD	SOFR	5.3%	(5,708)	(12,051)	5,006,476	5,858,208	5,000,768	5,846,157
Others				5,831	4,210		4,455	5,831	8,665
				2,767,961	9,607,427	66,274,125	73,397,488	69,042,086	83,004,915
In local currency
BNDES	BRL	UMBNDES	6.6%	3,179	157	456,915	157,555	460,094	157,712
BNDES	BRL	TJLP	8.6%	88,569	100,556	33,754	101,587	122,323	202,143
BNDES	BRL	TLP	12.9%	105,593	94,903	5,208,002	4,607,102	5,313,595	4,702,005
BNDES	BRL	SELIC	16.2%	270,231	243,223	569,258	704,825	839,489	948,048
BNDES	BRL	TR	4.3%	3,899	84	80,725	70,015	84,624	70,099
Assets financing	BRL	CDI	15.5%	18,693	18,427	42,935	56,956	61,628	75,383
NCE (“Export credit notes”)	BRL	CDI	16.2%	4,122	3,027	100,000	100,000	104,122	103,027
NCR (“Rural producer certificates”)	BRL	CDI	13.6%	187,281	312,652	5,000,000	2,000,000	5,187,281	2,312,652
Ecoinvest	BRL	CDI	13.5%	12,238		327,022		339,260
Rural Product Note ("CPR")	BRL	CDI/IPCA	13.8%	5,349		1,934,824		1,940,173
Debentures	BRL	CDI/IPCA	13.7%	322,964	120,931	9,144,566	9,738,616	9,467,530	9,859,547
				1,022,118	893,960	22,898,001	17,536,656	23,920,119	18,430,616
				3,790,079	10,501,387	89,172,126	90,934,144	92,962,205	101,435,531

Interest on financing				1,058,621	1,541,312			1,058,621	1,541,312
Non-current funding				2,731,458	8,960,075	89,172,126	90,934,144	91,903,584	99,894,219
				3,790,079	10,501,387	89,172,126	90,934,144	92,962,205	101,435,531
(1) The balances shown as negative include fundraising costs

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

18.2 Breakdown by maturity - non-current

	2026	2027	2028	2029	2030	2031 onwards	Total
In foreign currency
Bonds			2,645,309	9,261,965	5,248,456	23,920,785	41,076,515
Panda Bonds		895,871					895,871
Export credits (“export prepayments”)	904,858	3,329,057	3,318,701	3,773,879	5,202,918	848,987	17,378,400
Assets financing	25,955	103,353	63,328	5,930			198,566
ECA - Export Credit Agency						1,718,297	1,718,297
IFC - International Finance Corporation		268,885	1,368,062	2,226,337	1,143,192		5,006,476

	930,813	4,597,166	7,395,400	15,268,111	11,594,566	26,488,069	66,274,125
In local currency
BNDES – TJLP	22,038	3,700	3,700	3,700	616		33,754
BNDES – TLP	40,873	163,491	160,656	146,481	378,465	4,318,036	5,208,002
BNDES – Fixed	2,443	9,771	9,771	9,771	9,771	415,388	456,915
BNDES – SELIC	70,987	38,162	38,162	38,162	38,162	345,623	569,258
BNDES – TR	1,378	5,734	5,734	5,734	5,734	56,411	80,725
Ecoinvest				73,617	73,617	179,788	327,022
Assets financing	4,722	19,113	19,033	67			42,935
NCE (“Export credit notes”)		25,000	25,000	25,000	25,000		100,000
Rural Product Note ("CPR")						1,934,824	1,934,824
NCR (“Rural producer certificates”)					2,000,000	3,000,000	5,000,000
Debentures					549,408	8,595,158	9,144,566
	142,441	264,971	262,056	302,532	3,080,773	18,845,228	22,898,001
	1,073,254	4,862,137	7,657,456	15,570,643	14,675,339	45,333,297	89,172,126

18.3 Roll-forward of loans, financing and debentures

	09/30/2025	12/31/2024
Opening balance	101,435,531	77,172,692
Fundraising, net of issuance costs	22,324,556	15,692,905
Interest accrued	4,399,815	5,413,707
Monetary and exchange rate variation, net	(10,914,087)	17,728,324
Settlement of principal	(19,600,013)	(9,410,807)
Settlement of interest	(4,753,232)	(5,241,389)
Amortization of fundraising costs	75,916	80,099
Others	(6,281)
Closing balance	92,962,205	101,435,531

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	09/30/2025	12/31/2024
Bonds	422,881	278,737	144,144	168,450
Rural Product Note ("CPR")	65,177		65,177
Export credits (“export prepayments”)	274,830	199,711	75,119	63,080
Debentures	159,675	40,385	119,290	125,663
BNDES	94,116	58,129	35,987	25,777
IFC - International Finance Corporation	81,956	23,528	58,428	78,719
Others	19,857	1,956	17,901	6,799
	1,118,492	602,446	516,046	468,488
18.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.6 Relevant transactions entered into during the period
18.6.1 Export Prepayment
On March 10, 2025, the Company raised, with several banks (a syndicated operation), an export prepayment ("PPE"), in the amount of US$1,200,000 (equivalent to R$6,951,600), at a floating rate based on the 3-month SOFR Term + 1.45% p.a, maturing in March 2031.
On April 24, 2025, the Company entered into a PPE with JP Morgan in the amount of US$250,000 (equivalent to R$1,418,488), at floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On April 24, 2025, the Company also entered into a PPE with JP Morgan as a debt maturity renewal strategy, with an amount of US$151,000 (equivalent to R$856,552), with a floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On July 3, 2025, the Company raised, with MUFG Bank, an export prepayment (“PPE”) in the amount of US$100,000 (equivalent to R$542,080), at a floating rate of 3-month Term SOFR + 1.5% p.a., maturing in July 2031.
18.6.2 Rural Credit Note ("NCR")
On May 23, 2025, the Company entered into a Rural Credit Note (“NCR”) agreement with Itaú Unibanco in the amount of R$3,000,000, indexed at a fixed rate of 13.54% p.a., maturity on January 31, 2031.

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

18.6.3 Eco Invest (“Ecoinvest”)
On June 27, 2025, the Company, through its joint operation Veracel, entered into an agro-industrial credit agreement under the Eco Invest Brasil program with Banco do Brasil, in the amount of R$331,278, bearing interest at 101% of the CDI rate, maturity on April 5, 2030.
18.6.4 Export Development Canada (“EDC”)
On July 21, 2025, the Company raised a loan with EDC in the amount of US$200,000 (equivalent to R$1,112,500), at a floating rate of Daily SOFR + 1.75% p.a., maturing in July 2032.
18.6.5 Rural Product Note ("CPR")
On September 15, 2025, the Company issued a Rural Product Note (“CPR”) with financial settlement totaling R$2,000,000. The CPR is composed of three parts: (i) an amount of R$293,255 at a cost of 96.50% of the CDI rate, with a total term of eight years and full amortization in September 2033; (ii) an amount of R$956,745 at a cost of IPCA + 7.0753% p.a., with a total term of ten years and full amortization in September 2035; and (iii) an amount of R$750,000 at a cost of IPCA + 7.0968% p.a., with a total term of twelve years and full amortization in September 2037.
18.6.6 Bonds 2036
On September 10, 2025, the Company, through its wholly owned subsidiary Suzano Netherlands B.V., issued a bond in the amount of US$1,000,000 (equivalent to R$5,412,300), at a fixed rate of 5.5% p.a., maturing in January 2036.

18.7 Significant transactions settled during the period
On January 14, 2025, the Company settled, as due, a bond with a 4.00% p.a cost, a market-based operation, in the amount of US$346,445 (equivalent to R$2,101,917, including principal and interest).
On March 10, 2025, the Company made an early partial settlement of an export prepayment with various banks (syndicated operation), totaling US$1,486,064 (equivalent to R$8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
On March 24, 2025, the Company settled a Rural Producer Note (CPR) with Banco Safra, in the amount of R$221,942 (including principal and interest). The maturity of the CPR was in March 2025, with an interest rate of 100.00% of the CDI p.a.
On April 24, 2025, the Company early settled a PPE with JP Morgan, at a cost of 3-month Term SOFR + 1.93%, in the total amount of US$153,869 (equivalent to R$873,023 including principal and interest).
On May 17, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$106,585 (equivalent to R$605,819 including principal and interest).
On May 21, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$37,123 (equivalent to R$210,942 including principal and interest).
On June 9, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$15,988 (equivalent to R$89,170 including principal and interest).

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of one of its bonds in the total amount of US$401,545 (equivalent to R$2,162,639 — principal and interest) as part of its debt rollover strategy. The bond’s remaining balance was settled on September 19, 2025, through a make-whole operation, in the amount of US$304,737 (equivalent to R$1,623,519 — principal and interest). The bond’s original maturity was in January 2027, with a fixed rate of 5.5% p.a.
On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of another of its bonds in the total amount of US$233,807 (equivalent to R$1,259,239 — principal and interest) as part of its debt rollover strategy. The bond’s original maturity was in January 2026, with a fixed rate of 5.75% p.a.
On September 26, 2025, the Company carried out a full extraordinary amortization of the outstanding nominal value of the debentures from the 8th issuance, through the payment of a total amount of R$811,766 (principal and interest).
19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	515,349	118,229	123,393	10,765		767,736
Depreciation (1)	(328,089)	(141,713)	(36,463)	(92,639)	(7,086)	(605,990)
Write-offs (2)	(326)	(214)	(65)			(605)
Balances at September 30, 2025	3,662,503	151,345	201,257	1,291,464	35,263	5,341,832
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On September 30, 2025, the Company does not have commitments to lease agreements not yet in force.

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

19.2 Lease liabilities
The balance of lease payables on September 30, 2025, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.62%	September/2053	4,186,456
Machinery and equipment	11.65%	April/2035	260,099
Buildings	11.27%	February/2031	193,858
Ships and boats	11.25%	February/2039	2,184,265
Vehicles	11.10%	November/2028	21,064
			6,845,742
(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.
The balances rolled-forward are set out below:

	09/30/2025	12/31/2024
Opening balance	6,972,915	6,243,782
Additions	767,736	744,226
Write-offs (2)	(605)	(3,102)
Payments	(1,059,908)	(1,325,398)
Accrual of financial charges (1)	547,497	700,283
Exchange rate variations	(381,893)	613,124
Closing balance	6,845,742	6,972,915

Current	846,668	872,228
Non-current	5,999,074	6,100,687
(1)On September 30, 2025, the amount of R$200,177 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$223,055 as of December 31, 2024).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the period
The amounts recognized are set out below:

	09/30/2025	09/30/2024
Expenses relating to short-term assets	2,429	4,932
Expenses relating to low-value assets	47	3,115
	2,476	8,047

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					09/30/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,660)	(85,489)	(7,847)		(164,996)
Reversal	(53,512)	(57,176)	(54,442)	(20,078)	(185,208)
Additions	5,498	104,951	13,061		123,510
Monetary adjustment	15,926	20,887	16,253		53,066
Provision balance	304,216	337,099	182,578	2,107,647	2,931,540
Judicial deposits	(3,653)	(91,177)	(18,447)		(113,277)
Provision balance at the end of the period	300,563	245,922	164,131	2,107,647	2,818,263
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,974,839 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(60,081)	(89,221)	(6,795)		(156,097)
Reversal	(9,540)	(89,941)	(1,951)	(27,820)	(129,252)
Additions	4,689	162,456	72,605		239,750
Monetary adjustment	4,057	21,574	12,259		37,890
Provision balance	407,964	353,926	215,553	2,127,725	3,105,168
Judicial deposits	(66,746)	(91,596)	(20,076)		(178,418)
Provision balance at the end of the year	341,218	262,330	195,477	2,127,725	2,926,750
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
20.1.1 Tax and social security
On September 30, 2025, the Company has 56 (58 as of December 31, 2024) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

20.1.2 Labor
On September 30, 2025, the Company has 1,172 (1,178 as of December 31, 2024) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On September 30, 2025, the Company has 71 (97 as at December 31, 2024) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	09/30/2025	12/31/2024
Taxes and social security (1)	10,329,685	9,837,082
Labor	186,654	171,480
Civil and environmental (1) (2)	1,029,103	5,065,714
	11,545,442	15,074,276
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,088,587 (R$2,108,635 as of December 31, 2024), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
(2)As disclosed in the annual financial statements, note 20.2.3(i), the Company is a defendant in a Public Civil Action (“ACP”) regarding compensation for damages caused to federal highways due to the transportation of timber exceeding the permitted weight. Based on a recent decision by the Superior Court of Justice (“STJ”), which established the thesis of civil liability without clear and objective liquidation criteria, as well as the change of the monetary correction index from IGPM/FGV to SELIC, the Company reassessed the exposure amount of this action to approximately R$ 340 million. This estimate made by management and supported by its external legal advisors, is based on scenarios with similarity to infraction notices suffered by other companies and assessed according to the quantification criteria applied by the Federal Public Ministry (“MPF”). Given the absence of clear and objective criteria for measuring such claims from the MPF in similar cases, management’s current estimate may vary to a higher or lower amount, subject to the final decision by the MPF/TRF1 regarding the Company's case.

In the nine-month period ended September 30, 2025, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 20.1).
21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2024 (Note 21), which did not change during the nine-month period ended September 30, 2025.
21.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the nine-month period ended September 30, 2025 amounted R$18,077 (R$16,197 as of September 30, 2024) recognized under the cost of sales, selling and general and administrative expenses.

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	09/30/2025	12/31/2024
Opening balance	721,560	833,683
Interest on actuarial liabilities	58,011	73,853
Current service cost	1,455	1,997
Actuarial loss – experience		(125)
Actuarial gain – financial assumptions		(137,649)
Benefits paid directly by entity	(38,433)	(50,199)
Closing balance	742,593	721,560
22 SHARE-BASED COMPENSATION PLAN
The Company has long-term share-based remuneration plans: (i) Phantom stock option plan (“PS”), settled in cash; and (ii) Performance Share Plan, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2024 (Note 22), which did not change during the nine-month period ended September 30, 2025.
22.1 Phantom shares plan (“PS”)
The roll-forward arrangements are set out below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Cancelled	Exercised (1)	30/09/2025	Available for completion	Year of vesting
								2025	2026	2027	2028
2020	R$38.50	33,384	1,083		(34,467)
2021	R$62.25	874,480	28,375	(13,046)	(852,348)	37,461	37,461
2022	R$57.48	3,461,437	112,251	(108,565)	(1,585,577)	1,879,546	1,496,369	46,382	312,822	23,973
2023	R$48.84	3,052,179	98,965	(199,865)	(127,307)	2,823,972			2,549,090	274,882
2024	R$56.53	2,675,017	86,771	(157,910)	(63,904)	2,539,974			2,987	2,351,966	185,021
2025	R$60.53		3,666,632	(93,371)	(47,698)	3,525,563					3,525,563
		10,096,497	3,994,077	(572,757)	(2,711,301)	10,806,516	1,533,830	46,382	2,864,899	2,650,821	3,710,584

Book value		361,974	165,213	(13,822)	(144,633)	368,732
Book value of the previous year		268,489	196,956	(23,470)	(80,001)	361,974
(1)The average price of the share options exercised and exercised due to termination of employment on September 30, 2025 was R$51.93.

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

22.2 Restricted shares plan (“Performance Shares”)
The position is set forth below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Exercised	30/09/2025	Year of vesting
						2026	2027	2028	2029	2030
2022	R$53.81	115,800	3,758	(119,558)
2023	R$51.41	383,568	12,448		396,016	277,249	118,767
2024	R$55.77	2,480,743	80,509	(348,417)	2,212,835	227,697	312,564		1,672,574
2025	R$61.39		467,265		467,265			230,773		236,492
Number of stock options		2,980,111	563,980	(467,975)	3,076,116	504,946	431,331	230,773	1,672,574	236,492

Book value		60,226	34,081	(25,126)	69,181
Book value of the previous year		26,744	81,276	(47,794)	60,226

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	09/30/2025	12/31/2024
Business combinations
Facepa (1)	28,131	27,182
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	68,670	93,308
	96,801	120,490

Current	18,588	21,166
Non-current	78,213	99,324
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On September 30, 2025, Suzano’s share capital was R$19,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$19,235,546. The breakdown of the share capital is as set out below:

	09/30/2025		12/31/2024
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	29.08
Controller	196,065,636	15.51	196,065,636	15.51
Managements and related persons	32,155,608	2.54	32,784,440	2.59
Alden Fundo de Investimento em Ações	27,154,744	2.15	26,154,744	2.07
	622,988,317	49.28	622,617,149	49.25
Treasury (Note 24.2)	28,208,827	2.23	24,875,787	1.97
Other shareholders	612,920,471	48.49	616,624,679	48.78
	1,264,117,615	100.00	1,264,117,615	100.00
On September 30, 2025, SUZB3 common shares ended the period quoted at R$49.90 and R$61.78 on December 31, 2024.

24.2 Treasury shares
On September 30, 2025, the Company had 28,208,827 (24,875,787 as of December 31, 2024) of its own common shares held in treasury, with an average cost of R$53.57 per share, with a historical value of R$1,511,146 (R$1,339,197 as at December 31, 2024) and the market corresponding to R$1,407,620 (R$1,536,826 as at December 31, 2024).
For the nine-month period ended September 30, 2025, the Company granted 372,160 common shares at an average cost of R$53.66 per share, with a historical value of R$19,969, to comply with the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at September 30, 2025	28,208,827	53.57	1,511,146	1,407,620

52

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

25 EARNINGS PER SHARE
25.1 Basic
The basic earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	09/30/2025	09/30/2024
Net income (loss) for the period attributed to Controlling shareholders'	13,298,971	(330,540)
Weighted average number of shares in the period – in thousands	1,264,118	1,298,205
Weighted average treasury shares – in thousands	(27,149)	(24,823)
Weighted average number of outstanding shares – in thousands	1,236,969	1,273,382
Basic earnings per common share – R$	10.75126	(0.25958)
25.2 Diluted
The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	09/30/2025	09/30/2024
Net income (loss) for the period attributed to Controlling shareholders'	13,298,971	(330,540)
Weighted average number of shares during the period (except treasury shares) – in thousands	1,236,969	1,273,382
Average number of potential shares (stock options) - in thousands	3,076
Weighted average number of shares (diluted) – in thousands	1,240,045	1,273,382
Diluted earnings per common share – R$	10.72459	(0.25958)

Due to the loss as of September 30, 2024, the Company did not consider the dilution effect in the measurement.

53

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

26 NET FINANCIAL RESULT

	09/30/2025	09/30/2024
Financial expenses
Interest on loans, financing and debentures (1)	(4,194,406)	(3,059,902)
Premium expenses on early settlements	(89,026)
Amortization of transaction costs	(75,916)	(57,716)
Interest expenses on lease liabilities (2)	(347,320)	(335,223)
Other	(363,271)	(397,459)
	(5,069,939)	(3,850,300)

Financial income
Cash and cash equivalents and marketable securities	1,144,245	1,212,405
Other	139,962	89,638
	1,284,207	1,302,043
Results from derivative financial instruments
Income	9,008,280	2,401,971
Expenses	(1,576,658)	(6,144,397)
	7,431,622	(3,742,426)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	10,914,087	(8,012,235)
Leases	381,893	(280,673)
Other assets and liabilities (3)	(1,768,911)	1,337,630
	9,527,069	(6,955,278)
Net financial result	13,172,959	(13,245,961)
(1)Excludes R$205,409 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the nine-month period ended September 30, 2025 (R$833,401 as at September 30, 2024).
(2)Includes R$200,177 referring to the reclassification to the biological assets item for the composition of the formation cost (R$184,776 as of September 30, 2024).
(3)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
27 NET SALES

	09/30/2025	09/30/2024
Gross sales	44,717,590	40,448,987
Sales deductions
Returns and cancellations	(102,022)	(156,958)
Discounts and rebates	(5,930,234)	(5,288,203)
	38,685,334	35,003,826
Taxes on sales	(1,683,373)	(1,777,542)
Net sales	37,001,961	33,226,284

54

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA. The Company has revised the segment note to present Adjusted EBITDA as its performance measure.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.
28.2 Information of operating segments

	09/30/2025
	Pulp	Paper	Total
Net sales	27,949,498	9,052,463	37,001,961
Domestic market (Brazil)	1,366,641	5,348,976	6,715,617
Foreign market	26,582,857	3,703,487	30,286,344
Cost of sales	(18,535,613)	(6,255,439)	(24,791,052)

Adjusted EBITDA	14,093,769	2,059,719	16,153,488
Adjustments to EBITDA (*)			(823,557)
Depreciation, depletion and amortization			(8,226,217)
Financial result			13,172,959
Net income before taxes			20,276,673

55

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

	09/30/2024
	Pulp	Paper	Total
Net sales	26,397,840	6,828,444	33,226,284
Domestic market (Brazil)	1,709,910	5,209,587	6,919,497
Foreign market	24,687,930	1,618,857	26,306,787
Cost of sales	(14,424,832)	(4,215,978)	(18,640,810)

Adjusted EBITDA	15,136,653	2,231,628	17,368,281
Adjustments to EBITDA (*)			321,036
Depreciation, depletion and amortization			(6,414,046)
Financial result			(13,245,961)
Net loss before taxes			(1,970,690)

	09/30/2025	09/30/2024
(*) Adjustments to EBITDA
Fair Value - Biological Asset	(73,248)	539,003
Loss from associates and joint ventures (2)	(268,350)	(14,842)
Impairment of subsidiaries (3)	(88,871)
Income from disposal and write-off of property, plant and equipment and biological assets	(183,356)	(132,012)
Provision/(reversals) for losses on ICMS credits	(151,669)	(47,807)
Expenses on Asset Acquisition and Business Combinations	(41,423)	(22,076)
Others (1)	(16,640)	(1,230)
	(823,557)	321,036

(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; and ii) extinction of the packaging business line.
(2) Refers to the transaction with the affiliate Spinnova Plc involving the joint venture Woodspin Oy and the subsidiary Suzano Finland Oy (note 14.3).
(3) Related to the impairment of the balances of subsidiary Suzano Finland Oy, which impacted the other operating expenses line item.
28.3 Net sales by product

	09/30/2025	09/30/2024
Products
Market pulp (1)	27,949,498	26,397,840
Printing and writing paper (2)	5,985,698	5,846,679
Paperboard	3,036,987	933,513
Other	29,778	48,252
	37,001,961	33,226,284
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.7% as at September 30, 2024).
(2)Net sales of tissue represent 5.7% of total net sales, and therefore were included in printing and writing paper net sales. (6.1% as at September 30, 2024).

56

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2025

28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	09/30/2025	12/31/2024
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242
29 INCOME (EXPENSES) BY NATURE

	09/30/2025	09/30/2024
Cost of sales (1)
Personnel expenses	(1,655,870)	(1,158,918)
Costs of raw materials, materials and services	(10,193,836)	(7,942,922)
Logistics cost	(4,583,146)	(3,511,014)
Depreciation, depletion and amortization	(7,410,834)	(5,592,701)
Other	(947,366)	(435,255)
	(24,791,052)	(18,640,810)
Selling expenses
Personnel expenses	(281,771)	(236,663)
Services	(184,625)	(165,567)
Logistics cost	(1,077,476)	(890,229)
Depreciation and amortization	(727,420)	(717,720)
Other (2)	(171,801)	(71,608)
	(2,443,093)	(2,081,787)
General and administrative expenses
Personnel expenses	(1,217,486)	(986,136)
Services	(406,502)	(341,444)
Depreciation and amortization	(95,173)	(105,344)
Other (3)	(266,809)	(196,676)
	(1,985,970)	(1,629,600)
Other operating (expenses) income, net
Results from sales of other products, net	85,309	70,764
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(272,228)	(132,693)
Result on fair value adjustment of biological assets	(73,248)	539,003
Depreciation, amortization and other PPA realizations (4)	7,210	1,719
Provision for judicial liabilities	(155,276)	(113,173)
Other operating income (expenses), net	(1,549)	50,406
	(409,782)	416,026
(1)Includes R$485,199 related to maintenance downtime costing (R$320,212 as at September 30, 2024).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.

57

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer